Exhibit 99.1

Genius Group Announces 120.76% Revenue Growth for First Half of 2023

SINGAPORE, September 29, 2023 -  Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced its financial results for the first half of 2023.

“We are extremely pleased with the revenue growth we have achieved in the first six months of 2023, and anticipate reporting even stronger numbers for the second half of the year. We believe that the revenue growth we have experienced exceeds the industry as a whole, and underlines the demand for our unique entrepreneur curriculum and the strength of our Edtech business model.” said Roger Hamilton, CEO of Genius Group.

“With the launch of our Genie AI and Genie Metaversity, providing AI-driven personalized learning and virtual global classrooms, we are well positioned towards our long-term goal of impacting 100 million students globally with the 21st century skills they need to succeed.”

Financial Highlights for the First Half of 2023

●	First half revenue of $11.8 million, 120.76% growth over first half of 2022. The revenue on a pro forma basis was $9.0 million, which excludes the spin off entity, Entrepreneur Resorts Ltd
●	First half gross margin of $6.2 million or 52.58% compared to $2.2 million or 41.75% in first half of 2022. The pro forma gross margin was $4.3 million or 48.33% for the six months ending June 30, 2023
●	First half adjusted EBITDA net loss of ($7.3) million, or ($0.22) per basic and diluted share compared to adjusted EBITDA net loss of ($2.0) million or ($0.11) per basic and diluted share in first half of 2022. First half 2023 adjusted EBITDA net loss of ($7.3) million, or ($0.22) per basic and diluted share on a pro forma basis
●	First half net loss of ($10.8) million, or ($0.32) per basic and diluted share compared to ($3.5) million, or ($0.20) per basic and diluted share. On a pro forma basis, first half 2023 net loss was ($10.8) million, or ($0.32) per basic and diluted share
●	$2.6 million cash and equivalents as of June 30, 2023, compared to $5.7 million as of December 31, 2022
●	Adjusting 2023 full year guidance to $26.0 million to $29.0 million

“While the company has put significant focus on various corporate actions and incur significant increased costs in 2023 to protect our shareholders, we have done so while growing our student base and gross margins.” Said Erez Simha, CFO of Genius Group. “We remain committed to achieving our revenue growth targets while cutting costs and moving towards a cash positive operating model.”

Student and Partner Growth Highlights for the First Half of 2023

The Company exceeded its growth targets for students and partners:

●	Students and users growth of 21%, from 4.5 million students at the end of 2022 to 5.4 million students and users at the end of June 2023, representing an annualized growth rate of 41%
●	Paying students and users growth of 4%, from 171,919 students and users at the end of 2022 to 179,149 paying students and users at the end of June 2023, representing an annualized growth rate of 8%
●	Partner growth of 1% from 14,760 at the end of 2022 to 14,942 in June 2023, representing an annualized growth rate of 2%

Strategic and Operational Highlights for the First Half of 2023

●	Genius Group won Real Leaders Impact awards in January 2023
●	Launched California Business School at UAV and Global Entrepreneurship Program at GeniusU in February 2023
●	Strategic partnership with Swiss School of Business Management to launch international DBA in March 2023
●	Launched the Alpha and Beta version of the Genie AI in April and June 2023 to assist students throughout their learning journey on GeniusU
●	Launch of Genius Metaversity in June 2023, a virtual reality learning environmental in partnership with Vatom to hold educational courses and summits in the Metaverse
●	Launch of $1m entrepreneur scholarship fund for students at the University of Antelope Valley with AI Entrepreneur Certification in June 2023
●	Launched legal action against illegal trading activities in company shares
●	Distributed $10 NFT Coupon to Genius Group investors in March 2023
●	Spin off of Entrepreneur Resorts was approved by the Board of Directors in January 2023, approved by shareholders in May 2023 and approved by the Singapore High Court in August 2023.

Recent Strategic and Operational Highlights

●	Appointment of Jennifer Brady as Head of Digital Marketing to lead marketing efforts across our subsidiaries
●	Appointment of Jason Jaingue as Head of Global Product to enhance our customer and partner experiences across all of our products
●	Genius Group Launches Genius Metaversity 2.0 in Partnership with Vatom and GeniusX
●	Signed, executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount, out of it $2M were received by the company in July and August
●	Senior Secured Convertible Note signed in August 2022 with Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B has been reduced to current balance of US$53,344 as of August 2023
●	Dual listed Genius Group on Upstream on April 6, 2023 but delisting expected on or about September 29, 2023 due to complex securities regulations arising from dual listing on Upstream and NYSE and de minimis use of Upstream by GNS shareholders
●	ERL was dual listed on Upstream in September 2023 and the share dividend distribution and spin off date is expected to be on 2 October 2023

Financial Guidance

Genius Group changes its 2023 financial guidance:

●	2023 revenue of $26 million to $29 million compared to 2022 revenue of $18.2 million
●	2023 net loss of ($15.5) million to ($17.0) million compared to 2022 net loss of ($55.3) million (before expected adjustments writing back contingent liabilities at year end, which will reduce net loss)
●	2023 adjusted EBITDA net loss of ($10.0) million to ($12.0) million compared to 2022 adjusted EBITDA net loss of ($7.8) million
●	Number of students and users between 5.7 million and 6.0 million, a 27% to 33% increase from 4.5 million students and users in 2022

Changes in the financial guidance are mainly driven by:

●	The exclusion of Entrepreneur Resorts Ltd financial performance due to the spin off
●	The delay of several new product launches, partnerships and acquisitions
●	Restructuring of business model of most recent acquisition
●	Significant increase in professional cost due to spin-off, investigation and audit

Other

The audit opinion of its audited consolidated financial statements for the fiscal year ended December 31, 2022, included in the Company’s Annual Form on 20F filed with the Securities and Exchange Commission on June 6, 2023, contained a going concern qualification. The Company’s unaudited condensed consolidated financial statements as of June 30, 2023 have been prepared on a going concern basis.

Webcast and Conference Call

Genius Group will host a live webcast to discuss the results Friday September 29 at 8:30 a.m. ET / 8:30 p.m. SGT. The webcast and supplemental information can be accessed on the investor relations section of the Genius Group website. An archive will be available after the conclusion of the live event and will remain available via the same link for 6 months.

Time: Friday, September 29, 2023, at 8:30 p.m. ET / 8:30 p.m. SGT

Webcast: Click on this link or go to the Investor Relations section of the Genius Group website to listen and view the slides.

Dial in: 877-407-0712 / +1 201 493 6716

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$2,624,432	$5,720,569
Restricted cash	-	11,108,816
Accounts receivable, net	3,843,414	4,856,637
Other receivables	88,594	120,304
Income tax receivable	130,957	-
Due from related parties	252,060	351,357
Inventories	1,171,728	1,001,977
Prepaid expenses and other current assets	1,238,196	1,090,787
Total Current Assets	9,349,381	24,250,447
Property and equipment, net	203,934	563,131
Operating lease right-of-use asset	12,344,687	12,573,710
Investments at fair value	44,413	29,071
Other receivables	767,982	732,716
Due from related parties	5,566,247	5,288,264
Goodwill	31,677,406	31,688,887
Intangible assets, net	15,421,531	16,107,293
Other non-current assets	26,286	26,108
Total Assets	75,401,867	91,259,627
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	2,224,294	1,672,306
Accrued expenses and other current liabilities	3,391,966	3,809,540
Deferred revenue	5,050,855	6,391,993
Operating lease liabilities – current portion	1,325,839	1,590,538
Income tax payable	-	355,023
Loans payable – current portion	330,108	334,391
Loans payable – related parties – current portion	1,018,628	2,932,090
Convertible debt obligations, current portion	3,773,790	5,752,328
Short term debt	369,245	539,245
Total Current Liabilities	17,484,725	23,377,454
Due to related parties	1,812	1,729
Operating lease liabilities – non-current portion	11,436,814	11,394,337
Loans payable – non-current portion	412,121	428,025
Convertible debt obligations, non-current portion	137,500	2,223,523
Deferred tax liability	3,300,516	3,391,129
Derivative liabilities	36,488,594	36,488,594
Total Liabilities	69,262,082	77,304,791
Commitments and Contingencies Stockholders’ Equity:
Contributed capital	114,218,578	110,534,000
Subscriptions receivable	(1,900,857)	(1,900,857)
Reserves	(33,697,262)	(32,933,714)
Accumulated deficit	(78,522,639)	(68,539,210)
Capital and reserves attributable to owners of Genius Group Ltd	(97,820)	7,160,219
Non controlling interest	6,041,965	6,794,617
Total Stockholders’ Equity	6,139,785	13,954,836
Total Liabilities and Stockholders’ Equity	75,401,867	91,259,627

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30, 2023	June 30, 2022 (Restated)
	(Unaudited)	(Unaudited)
Revenue	$11,795,714	$5,343,247
Cost of revenue	(5,593,340)	(3,112,654)
Gross profit	6,202,374	2,230,593
Operating (Expenses) Income
General and administrative	(13,672,668)	(5,249,054)
Depreciation and amortization	(919,568)	(178,807)
Other operating income	1,213	166,001
Legal expenses	(776,867)	-
Loss from foreign currency transactions	2,425	58,759
Total operating expenses	(15,365,465)	(5,203,101)
Loss from Operations	(9,163,091)	(2,972,508)
(Expense) Income
Interest expense, net	(1,999,361)	(99,298)
Impairment loss	-	(480,372)
Other expense	(5,227)	-
Other income	68,311	30,713
Total Other Expense	(1,936,277)	(548,957)
Loss Before Income Tax	(11,099,368)	(3,521,465)
Income Tax Benefit	324,666	24,238
Net Loss	(10,774,702)	(3,497,227)
Other comprehensive income:
Foreign currency translation	(599,818)	(69,375)
Total Comprehensive Loss	(11,374,520)	(3,566,602)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(10,746,977)	(3,420,929)
Non controlling interest	(627,543)	(145,673)
Total Comprehensive Loss	(11,374,520)	(3,566,602)
Weighted-average number of shares outstanding, basic and diluted	33,668,483	17,794,634
Basic and diluted loss per share from continuing operations	(0.32)	(0.20)

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Six months Ended
	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(10,774,701)	$(3,497,227)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	402,565	150,317
Depreciation and amortization	1,208,772	835,757
Provision for interest expense	1,277,162	—
Provision for doubtful accounts	170,318	—
Deferred income taxes	—	(29,679)
Impairment loss	—	480,372
Gain on foreign exchange transactions	(2,425)	(58,759)
Interest expense on lease liabilities	444,553	58,026
Changes in operating assets and liabilities:
Accounts receivable	842,905	(480,438)
Other receivable	(3,556)	—
Prepaid expenses and other current assets	(147,408)	(1,840,348)
Inventory	(169,751)	(3,651)
Accounts payable	551,988	430,633
Accrued expenses and other current liabilities	(417,574)	(609,406)
Deferred revenue	(1,341,138)	82,841
Deferred tax liability	(90,613)	—
Income tax payable	(485,980)	—
Other non-current asset	178	—
Total adjustments	2,239,996	(984,335)
Net Cash Used in Operating Activities	(8,534,705)	(4,481,562)
Cash Flows from Investing Activities
Internally developed software	(322,419)	(313,876)
Purchase of equipment	(111,151)	(79,455)
Acquisitions	(2,299,231)	(2,116,456)
Deposit on investment in UAV		(6,604,194)
Purchase of investment	(20,000)	(80,514)
Net Cash Used in Investing Activities	(2,752,801)	(9,194,496)
Cash Flows from Financing Activities
Amount due to/from related party, net	726,648	(338,280)
Proceeds from IPO, net		18,060,447
Proceeds from convertible debt, net of issuance costs	8,923,994	-
Proceeds from equity issuances	—	2,605,215
Issuance from convertible debt	—	(147,582)
Lease liabilities	(639,096)	(306,811)
Repayment of loan	(170,000)	(192,465)
Net Cash Provided by Financing Activities	8,841,547	19,680,524
Effect of Exchange Rate Changes on Cash	(650,096)	(212,817)
Net (Decrease) Increase in Cash	(3,096,137)	5,791,649
Cash – Beginning of year	5,720,569	1,784,938
Cash – End of period	2,624,432	7,576,587

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2023	June 30, 2022 (Restated)	December 31, 2022	December 31, 2021
Sales	11,796	5,343	18,194	8,295
Cost of goods sold	(5,593)	(3,112)	(9,555)	(5,537)
Gross profit	6,203	2,231	8,639	2,757
Other Operating Income	4	225	280	324
Operating Expenses	(15,639)	(5,428)	(50,502)	(7,250)
Operating Loss	(9,162)	(2,972)	(41,583)	(4,168)
Other income	68	31	419	-
Other Expense	(2,005)	(580)	(15,151)	(450)
Net Loss Before Tax	(11,099)	(3,521)	(56,315)	(4,618)
Tax Expense	325	24	1,064	129
Net Loss After Tax	(10,774)	(3,497)	(55,252)	(4,489)
Other Comprehensive Income	(600)	(70)	(1,045)	230
Total Loss	(11,374)	(3,567)	(56,297)	(4,259)
Net income per share, basic and diluted	(0.32)	(0.20)	(2.44)	(0.28)
Weighted-average number of shares outstanding, basic and diluted	33,668,483	17,794,634	22,634,366	16,155,812

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2023	December 31, 2022	December 31, 2021
Summary Balance Sheet Data:
Total current assets	9,350	24,251	6,496
Total non-current assets	66,052	67,009	11,099
Total Assets	75,402	91,260	17,595
Total current liabilities	17,486	23,378	7,140
Total non-current liabilities	51,776	53,927	2,469
Total Liabilities	69,262	77,305	9,609
Total Shareholders’ Equity	6,140	13,955	7,986
Total Liabilities and Shareholders’ Equity	75,402	91,260	17,595

Pro Forma Financials

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following two sections:

Condensed financials for the Group including acquired companies results for acquisitions closed before June 30th 2023: Audited financials provided for the financial years ended December 31, 2022 and 2021 and unaudited condensed financials provided for the six-month period ended June 30, 2023 and June 30, 2022.

Pro forma financials for Genius Group (The full Group including the Group and all Acquisitions YTD): Unaudited pro forma financials provided for the six-month period ended June 30, 2023 for the full Group, including all the acquired companies YTD as if they were operating as one during these periods and include additional two acquisitions: University of Antelope Valley (acquired July 2022) and Revealed Film (acquired October 2022) and excluding Entrepreneur Resorts Ltd as spin off entity

	Genius Group Unaudited Pro forma Six Months Ended June 30, 2023
	Unaudited Financials	Entrepreneur Resorts	Acquisitions	Pro forma Financials
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Sales	11,796	(2,834)	-	8,962
Cost of goods sold	(5,593)	963	-	(4,631)
Gross profit	6,203	(1,871)	-	4,331
Other Operating Income	4	3	-	7
Operating Expenses	(15,639)	1,613	-	(13,756)
Operating Loss from the continuing operations	(9,162)	255	-	(9,418)

	Genius Group Unaudited Pro forma Six Months Ended June 30, 2023
	Unaudited Financials	Entrepreneur Resorts	Pro forma Adjustment	Pro forma Financials
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	9,350	3,229	-	12,580
Total non-current assets	66,052	(946)	-	65,106
Total Assets	75,402	2,283	-	77,686
Total current liabilities	17,486	(2,527)	-	14,959
Total non-current liabilities	51,776	(2,266)	-	49,511
Total Liabilities	69,262	(4,793)	-	64,470
Total Stockholders’ Equity	6,140	7,076	-	13,216
Total Liabilities and Shareholders’ Equity	75,402	2,283	-	77,686

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2023	June 30, 2022	December 31, 2022	December 31, 2021
Net Income (Loss)	(10,775)	(3,497)	(55,252)	(4,489)
Tax Expense	(325)	(24)	(1,064)	129
Interest Expense, net	1,999	99	1,312	450
Depreciation and Amortization	1,209	836	2,351	1,575
Impairments	0	480	28,246	0
Revaluation adjustment of Contingent Liabilities	0	0	13,838	0
Stock Based Compensation	403	150	1,309	294
Bad Debt Provision	170	0	1,509	(39)
Adjusted EBITDA	(7,318)	(1,956)	(7,750)	(2,338)

Pro forma Financials

	Genius Group Unaudited Pro forma Six Months Ended June 30, 2023
	Unaudited Financials	Entrepreneur Resorts	Acquisitions	Pro forma Financials
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Net Loss	(10,775)	-	-	(10,775)
Tax Benefits	(325)	-	-	(325)
Interest Expense, net	1,999	-	-	1,999
Depreciation and Amortization	1,209	(30)	-	1,179
Impairment	-	-	-	-
Revaluation Adjustment of Contingent Liabilities	-	-	-	-
Stock Based Compensation	403		-	403
Bad Debt Provision	170		-	170
Adjusted EBITDA	(7,318)	(30)	-	(7,348)

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry, RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com